March 31, 2025

Norman Staskey
Chief Financial Officer and Treasurer
Azitra, Inc.
21 Business Park Drive
Branford , CT 06405

       Re: Azitra, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Filed February 24, 2025
           File No. 001-41705
Dear Norman Staskey:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Research and Development, page 75

1. We are partially reissuing this comment, as your discussion and analysis do not include the disaggregated research and development expense disclosure that you agreed to provide in a prior review. Please revise future filings to disclose whether you track your research and development expenses by program and/or by product candidates. If so, provide a disaggregated disclosure. If not, please disclose that fact along with the reason for not tracking them separately. Additionally, consider providing a disaggregated disclosure by the nature of costs.
Financial Condition, page 75

2. We are reissuing this comment as we note that your liquidity discussion and analysis no longer includes the known contractual obligation and contingency disclosures that you added during a prior review, given your going
 March 31, 2025
Page 2

       concern and the need for future funding. Please revise future filings to expand your financial condition disclosure to include a liquidity discussion that analyzes material cash requirements from known contractual and other obligations, including significant future lease obligations and any other contingencies. Refer to Item 303(b)(1) of
       Regulation S-K.
Critical Accounting Estimates, page 76

3. We note that you have removed all your critical accounting policies that were disclosed in your prior Form 10-K for the year ended December 31, 2023 and your prior Form S-1 that was effective on June 15, 2023. Please enhance your disclosures in future filings to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact critical accounting estimates have had or are reasonably likely to have on your financial condition and results of operations. The disclosures should supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Refer to Item 303(b)(3) of Regulation S-K and SEC Release No. 33-8350.
Item 8. Financial Statements and Supplementary Data - Notes to Financial Statements
2. Summary of Significant Accounting Policies, page F-9

4. Please provide segment information in the footnotes of future filings as required by
       ASU 2023-07 and ASC 280-10-50, or explain why you believe that you are not subject to this accounting standard.
17. Subsequent Events, page F-26

5. We note your February 20, 2025 Form 8-K discloses your stockholders approved a reverse stock split prior to the February 24, 2025 date of your audit opinion. Please revise future filings to clearly state the status and timing of the board's approval of your reverse stock split, and indicate whether the financial statements have been adjusted to reflect this effect.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bonnie Baynes at 202-551-4924 or Daniel Gordon at 202-551-3486
with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences